Building Balance

Apple Hospitality Two, Inc. is a real estate investment trust (REIT) focusing on the upscale, extended-stay suite segment of the hotel industry. Our hotels operate under the Residence Inn® by Marriott® brand, the nation's largest chain of extended-stay lodging and quality residential-style all-suite hotels. Our focus is to acquire high quality hotels that generate attractive returns for our shareholders. At December 31, 2001, our portfolio consisted of 10 hotels containing a total of 1,150 suites, diversified among solid markets within seven states.

Financial Highlights

Operating Results for January 17, 2001 through December 31, 2001(b)

Revenues	$ 10,022,272
Interest income and other revenue	$ 2,419,499
Net income	$ 3,316,719
Funds from operations (a)	$ 4,403,252
Distributions declared	$ 5,768,805

Balance Sheet Data as of December 31, 2001

Investment in hotels, net	$121,078,235
Total assets	$178,381,287
Shareholders' equity	$120,460,971
Weighted-average common shares outstanding	6,334,168

(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles — GAAP) excluding gains and losses from sales of depreciable property, plus depreciation, amortization and certain start-up costs. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company's activities in accordance with GAAP. FFO is not necessarily indicative of cash available to fund cash needs.

(b) The company was initially capitalized on January 17, 2001; however, operations did not commence until September 7, 2001.

Building Balance



Dear Shareholder:

Welcome to Apple Hospitality Two, Inc. and our inaugural annual report. We are pleased to share with you our performance over 2001. Yearly funds from operation (FFO) exceeded $4.4 million, or $0.70 per share. We paid dividends at a quarterly rate of $0.25 per share, which, at an offering price of $10 per share, yields a 10% annualized return.

Corporate operations commenced on May 1, 2001 with the first investor closing, and hotel operations began in September of 2001 when we acquired our first hotels. Our acquisition consisted of a portfolio of 10 Residence Inn® by Marriott® extended-stay hotels located in seven states and 10 markets, including: Atlanta, Georgia; Boston, Massachusetts; Cincinnati, Ohio; Dallas and Houston, Texas; Meriden, Connecticut; Montgomery, Alabama; and Bakersfield, Pleasant Hill and San Ramon, California.

Our hotels performed well in 2001. For the year, including the time prior to our acquiring them, our hotels achieved an average daily rate (ADR) of $107 and revenue per available room (RevPAR) of $87. Overall average occupancy was 82%. We are extremely pleased with our performance in view of the current economic recession and the travel slowdown resulting from the September 11th terrorist attacks. Of the 10 hotels in our portfolio, six hotels had RevPAR growth over the prior year. As well, our portfolio's combined RevPAR faired better than the brand average. We attribute our solid performance primarily to the high quality of our hotels and to the diversity and strength of the markets in which they reside.

Current market conditions have provided us with several attractive acquisition opportunities. We are currently negotiating the purchase of additional upscale extended-stay hotels. Moreover, we will continue to actively seek solid hotel assets that we feel are likely to generate high returns for our shareholders.

At December 31, 2001, Apple Hospitality had raised more than $137.5 million in gross proceeds in its "best-efforts" offering of shares by David Lerner Associates, Inc. As of February 20, 2002, David Lerner Associates, Inc. raised an additional $20.9 million, bringing the total gross proceeds raised to $158.4 million.

We look forward to an exciting year of growth in 2002. We pledge our commitment to building the company and to adding value to your investment. Thank you for your continued support.



Sincerely,



Glade M. Knight
Chairman and Chief Executive Officer



In our daily lives, we consistently try to obtain balance, whether it's balancing our time with friends and family, work and play, or exercising and relaxation. Achieving a favorable balance is as essential to business as it is to our daily life.

At Apple Hospitality, we strive to build balance through a combination of portfolio diversification, brand power, product demand, and value-driven business approaches. Our commitment to building balance forms the basis of our corporate philosophy, and ultimately, our vision.

Portfolio Dive



The strength and beauty of any structure are dependent upon the materials that comprise it and the skill with which those materials are organized together.

The key materials to Apple Hospitality's portfolio are well-selected markets and diversification among those markets. As a result, our investment portfolio is poised to generate attractive returns at minimized risk.

ification



At Apple Hospitality, we understand that an investment is vulnerable when it depends on the supply and demand of only one market. Our investment portfolio, therefore, consists of prudently-selected hotels diversified among many markets. From Boston to San Francisco, our portfolio of hotels is located near high growth and established metropolitan areas most likely to attract the guests we target—upscale business travelers staying five or more nights. Moreover, we invest in hotels that have a history of solid performance and a customer base derived from a broad range of industries. By diversifying our portfolio, we are able to generate attractive returns on our investments while minimizing the risk that is associated with, for example, supply fluctuations or a slowing economy within a particular market.

Apple Hospitality is poised to take advantage of the unique acquisition opportunities that exist in today's economy. We are pursuing acquisitions in markets that have shown long-term stability and where we believe there exists significant profit potential. Apple Hospitality will continue building a balanced portfolio as we work to grow the company and to maximize our shareholders' return on investment.


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Market Diversification
(by number of rooms)

1 Boston, MA	130 Suites	11.30 %
2 Atlanta, GA	126 Suites	10.96 %
3 Pleasant Hill, CA	126 Suites	10.96 %
4 Dallas, TX	120 Suites	10.26 %
5 Cincinnati, OH	118 Suites	9.91 %
6 Bakersfield, CA	114 Suites	9.57 %
7 Houston, TX	110 Suites	9.22 %
8 San Ramon, CA	106 Suites	9.21 %
9 Meriden, CT	106 Suites	9.21 %
10 Montgomery, AL	94 Suites	8.17 %

Brand



To be balanced means to have a harmonious or satisfying arrangement of parts or elements.

At Apple Hospitality, our hotels combine quality service with a trusted name and experienced management to create satisfaction for our customers. High customer satisfaction and the strength of the brand are reflected in the hotels' performance.

Dallas, Texas


Marriott
Residence Inn
Residence Inn
950 980

Power



As an owner of Residence Inn® by Marriott® hotels, Apple Hospitality enjoys strong revenue generated by a balanced brand. Residence Inn® by Marriott® is currently the largest upscale extended-stay brand, comprising more than 390 hotels in the United States, Canada and Mexico. Among the benefits of the brand is a trusted name, national presence, high customer satisfaction and an award-winning guest program.

Apple Hospitality enjoys the advantages of participating in the Marriott Rewards® program, the lodging industry's largest frequent guest program with over 12 million members worldwide. As voted by the readers of the magazines, Marriott Rewards® has received *Business Traveler* magazine's* "Best Hotel Program in the World" award for three consecutive years, and has been given *Inside Flyer* magazine's top "Freddie Award" for Hotel Program of the Year for a record eight years.

Our hotels have a powerful footing in the marketplace not only because of their strong brand but also because of their expert Marriott management. As a hotelier since 1957, Marriott has grown into several leading lodging companies with strong track records of performance. The Marriott name has become a tradition associated with superior guest service. Employing Marriott's management, our Residence Inn hotels combine quality service and the strategies of well-experienced professionals with the market expertise of the local on-site employees. Because of this combination of experience and local expertise, the Residence Inn management team is able to anticipate changes in the marketplace and to react positively to them.

*www.businesstravelerusa.com

Product



The extended-stay hotel segment remains one of the top performing sectors of the lodging industry.

We attribute the segment's success primarily to its ability to meet the demands of its customers. By providing balanced service and amenities, our extended-stay hotels fulfill the varied needs of their guests.



Demand



Apple Hospitality invests in one of the highest-performing segments of the hospitality industry. According to the *The 2002 US Extended-Stay Lodging Market Report* issued by The Highland Group, an Atlanta-based hotel consulting, research and appraisal firm, "Demand for extended-stay hotels increased by four percent in 2001, while total US hotel demand declined by almost the same amount. Extended-stay hotels' niche market position and strong price-value benefits were key attributes in the segment's relatively strong performance in 2001. Aided in branding and national distribution, new sources of demand are discovering extended-stay hotels." These hotels meet the demand of both business and leisure travelers, with business travel accounting for the majority of extended-stay nights sold. The homelike environment our hotels offer is preferred by vacationing or relocating families and by professionals traveling for long periods of time, either for long-term consulting projects, training or conferences.

Our hotels meet the needs of our guests by providing them with a balance of services and amenities. In addition to providing hotel services such as complimentary breakfast and grocery shopping, Residence Inn hotels also provide apartment-style amenities, such as on-site laundry facilities and suites equipped with fully-furnished kitchens. These hotels offer a plethora of business amenities, including business centers and meeting rooms, balanced with leisure amenities, including on-site fitness equipment, swimming pools and whirlpools.

Value-Driven



A company that is balanced is stable.

A company that is stable is valuable. We're building balance everyday at Apple Hospitality.

Bakersfield, California



Approach

Our approach to business at Apple Hospitality is driven by the principles of value and balance. In order to create value, we strive to find balance among our strategies and goals, and to create a balanced corporate culture in which our team members can work and grow.



Debt
Equity

Debt to Equity

$ 52,874,346	Fixed-rate debt	30.5 %
$ 120,460,971	Equity	69.5 %

We believe that prudent and flexible asset management is vital to a strong financial structure. In managing our assets, we work to control expenses without sacrificing quality in our product. We aim to improve our assets in ways that increase the value of our real estate over the long term. We remain committed to building and maintaining a strong balance sheet and to capitalizing on the moderate use of fixed-rate debt in order to achieve maximum returns for our shareholders.

By striving for balance in our corporate culture as well as in our strategies, we create value for our employees. We utilize our team's abilities to its fullest by applying a combination of talent and intelligence with teamwork, experience with education, and creativity with practicality. We consistently endeavor to build an environment that is both functional and habitable, and to be a company that is both supportive and challenging. More than anything else, we have a commitment to the future, and a commitment to excellence that is steadfast and firm and that will propel our company forward into the years ahead. Because at Apple Hospitality, we understand that valued employees translate into shareholder value.


Concord
Cincinnati
Boston
Meriden



Atlanta, Georgia
3401 International Boulevard
Hapeville, Georgia 30354
404-761-0511 FAX 404-761-0650



Bakersfield, California
4241 Chester Lane
Bakersfield, California 93309
661-321-9800 FAX 661-321-0721



Boston, Massachusetts
1775 Andover Street
Tewksbury, Massachusetts 01876
978-640-1003 FAX 978-851-5780



Cincinnati, Ohio
11401 Reed Hartman Highway
Blue Ash, Ohio 45241
513-530-5060 FAX 513-530-0133



Concord, California
700 Ellinwood Way
Pleasant Hill, California 94523
925-689-1010 FAX 925-689-1098


Residence Inn

Dallas, Texas
950 Walnut Hill Lane
Irving, Texas 75038
972-580-7773 FAX 972-550-8824



Houston, Texas
525 Bay Area Boulevard
Houston, Texas 77058
281-486-2424 FAX 281-488-8179



Meriden, Connecticut
390 Bee Street
Meriden, Connecticut 06450
203-634-7770 FAX 203-238-4081



Montgomery, Alabama
1200 Hilmar Court
Montgomery, Alabama 36117
334-270-3300 FAX 334-260-0907



San Ramon, California
1071 Market Place
San Ramon, California 94583
925-277-9292 FAX 925-277-0687

Board of Directors



Glade M. Knight (1)
Chairman and
Chief Executive Officer
Apple Hospitality Two, Inc.
Richmond, Virginia



Lisa B. Kern (2)
Vice President
Davenport & Company
of Virginia, Inc.
Richmond, Virginia



Bruce H. Matson (1)(3)
Partner
LeClair Ryan
Richmond, Virginia



Michael S. Waters (2)
President
Partnership Marketing
Midlothian, Virginia



Robert M. Wily (1)(2)(3)
Internet Consultant
WSI Internet Consulting
and Education
Lindon, Utah

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee

Senior Officers



David S. McKenney
Senior Vice President,
Chief Financial Officer
and Treasurer



Justin G. Knight
Senior Vice President,
Operations



Kristian M. Gathright
Senior Vice President,
Asset Management



J. Philip Hart
Senior Vice President,
General Counsel and
Secretary

Selected Financial Data

	Year ended December 31, 2001 (b)
Revenues:	
Suite revenue	$ 10,022,272
Interest income and other revenue	2,419,499
Total revenue	12,441,771
Expenses:	
Hotel expenses	5,624,836
Taxes, insurance and other	552,734
General and administrative	491,009
Depreciation	1,084,933
Interest	1,371,540
Total expenses	9,125,052
Net income	$ 3,316,719
Per Share	
Distributions paid to common shareholders	$ 0.75
Weighted-average common shares outstanding—basic	6,334,168
Balance Sheet Data	
Cash and cash equivalents	$ 15,468,841
Investment in hotels, net	$ 121,078,235
Total assets	$ 178,381,287
Notes payable — secured	$ 52,874,346
Shareholders' equity	$ 120,460,971
Other Data	
Cash flow from:	
Operating activities	$ 4,694,360
Investing activities	$ (108,918,125)
Financing activities	$ 119,692,506
Number of hotels owned at end of period	10
Funds From Operations Calculation	
Net income	$ 3,316,719
Depreciation	$ 1,084,933
Start-up costs	$ 1,600
Funds from operations (a)	$ 4,403,252
FFO per share	$ 0.70

(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles — GAAP) excluding gains and losses from sales of depreciable property, plus depreciation, amortization and certain start-up costs. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company's activities in accordance with GAAP. FFO is not necessarily indicative of cash available to fund cash needs.

(b) The company was initially capitalized on January 17, 2001; however, operations did not commence until September 7, 2001.

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the company to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include: the availability and terms of financing; changes in national, regional and local economies and business conditions; competitors within the extended-stay hotel industry; and the ability of the company to implement its acquisition strategy and operating strategy and to manage planned growth. Although the company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate; therefore, there can be no assurance that such statements included in this annual report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the results or conditions described in such statements or the objectives and plans of the company will be achieved.

General

Apple Hospitality Two, Inc., together with its subsidiaries, (the "company"), a Virginia corporation, was formed on January 17, 2001, with the first investor closing commencing on May 1, 2001.

The company leased to Apple Hospitality Management, Inc. (the "lessee"), a 100% owned taxable REIT subsidiary, all hotel properties acquired. All inter-company transactions, including revenue and rental expenses between the company and the lessee, are eliminated in consolidation.

Effective September 7, 2001, the company acquired a limited partnership that, through a subsidiary, Residence Inn III, LLC, owns 10 extended-stay hotels, comprising 1,150 suites, located in seven states. Each hotel operates as part of the Residence Inn® by Marriott® franchise. The sellers were Crestline Capital Corporation and certain subsidiaries. The aggregate purchase price was $119 million. The purchase price was allocated entirely to tangible assets received, which were primarily hotel properties, and to assumed liabilities; accordingly, no goodwill was recorded as a result of this transaction.

The purchase price, as adjusted at closing, was paid through a combination of transactions. In May 2001, the company made a deposit of just over $1 million, which was applied toward the purchase price at closing. On May 13, 2001, the company provided a short-term secured loan to Crestline Capital Corporation in the amount of $47 million, bearing interest at 12% per annum. The loan amount, plus approximately $1.5 million in interest, was also applied toward the purchase price. In addition, the company made a cash payment of approximately $19.5 million at closing. To satisfy the remainder of the purchase price, the company received a credit at closing equal to the unpaid balance of a long-term loan that the company assumed, which totaled $53 million (see note 3).

Residence Inn by Marriott, Inc. (the "manager"), a wholly owned subsidiary of Marriott International, Inc. ("Marriott"), manages the company's hotels under the terms of a management agreement between the manager and the lessee. Operations of the hotels are recorded by the manager based on a 13 period fiscal year, which includes 28 days per period. The company will continue to report on a calendar year basis, but will incorporate hotel operations based on three 12 week periods for quarters one, two, and three, and one 16 week period for quarter four. This will take effect beginning with fiscal year 2002.

General location of hotel	# of Suites	General location of hotel	# of Suites
Montgomery, Alabama	94	Atlanta, Georgia	126
Bakersfield, California	114	Boston, Massachusetts	130
Concord, California	126	Cincinnati, Ohio	118
San Ramon, California	106	Dallas, Texas	120
Meriden, Connecticut	106	Houston, Texas	110
		Total Suites	**1,150**

Recent Events The September 11, 2001 terrorist attack on the United States affected the entire United States economy and had a direct impact on the travel and hospitality industry. In the weeks immediately following the attacks, economic uncertainty, disruption in air travel, and concerns over general safety resulted in fewer travelers, and consequently, lower hotel occupancies and room rates. For the period September 8 through October 5, the Manager's period 10, the company's hotels' combined revenue per available room (RevPAR) declined 16% versus the prior year. During the remainder of 2001, RevPAR gradually improved each month with declines of 12%, 8%, and 7% respectively, as compared to the prior year.

For the period September 7, 2001 through December 31, 2001, the portfolio of hotels achieved an average occupancy of 76%, an average daily rate (ADR) of $102, and RevPAR of $78. According to *The 2002 US Extended Stay Lodging Market Report* issued by The Highland Group, "Demand for extended-stay hotels increased by four percent in 2001, while total US hotel demand declined by almost the same amount."

Critical Accounting Policies

The following contains a discussion of what the company believes to be critical accounting policies. These items should be read in order to gain a further understanding of the principles used to prepare our consolidated financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on our reported results of operations and financial condition.

Capitalization Policy The company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the useful life must be at least one year, and the cost must be at least $300, including all normal and necessary costs to place the asset in service; (2) for group purchases of 10 or more identical assets, the useful life must be at least one year, and the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal and necessary costs to place the asset in service; and (3) for major repairs to buildings, furniture, fixtures and equipment, the repair must be at least $2,000, and the useful life of the asset must be substantially extended. Capitalized expenditures for the period September 7, 2001 through December 31, 2001 were $783,168.

Most repair costs are considered routine repair and replacement costs and are expensed as hotel operating expenses as they are incurred. For the period September 7, 2001 through December 31, 2001, the company incurred $280,361 in repair and replacement expense.

Related Party Transactions The company has significant transactions with related parties. These transactions cannot be construed to be arms-length, and the results of the company's operations may be different if these transactions were conducted with non-related parties.

The company has contracted with Apple Suites Realty Group, Inc. ("ASRG") to provide brokerage services for the acquisition and disposition of real estate assets. In accordance with the contract, ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. During 2001, ASRG earned $2,380,000 under this agreement.

The company has contracted with Apple Suites Advisors, Inc. ("ASA") to advise and provide the company with day-to-day management services and due-diligence services on acquisitions. In accordance with the contract, the company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the company, in addition to certain reimbursable expenses. During 2001, ASA earned $157,350 under this agreement.

ASA holds a three-year contract for the monthly maintenance and support of accounting software. During 2001, the company paid an upfront fee of $70,000 for the implementation of this software and is reimbursing ASA for a portion of the monthly fee for the maintenance and support.

ASRG and ASA are 100% owned by Glade M. Knight, the company's president and chairman. ASRG and ASA may purchase up to 2.5% of the total number of shares of the company sold in the "best efforts" offering.

Mr. Knight also serves as the president and chairman of the Board of Directors of Cornerstone Realty Income Trust, Inc., an apartment REIT, and Apple Suites, Inc., a hospitality REIT. During 2001, Cornerstone Realty Income Trust, Inc. provided the company with acquisitions, offering-related and other services, and was paid approximately $191,837 in return. During 2001, Apple Suites, Inc. provided services and rental space to the company and was paid approximately $190,010.

The company issued 240,000 Series B preferred convertible shares, consisting of 202,500 shares to Mr. Knight, and a combined 37,500 Series B preferred convertible shares to two other individuals. The Series B preferred convertible shares were issued by the company before the initial closing of the minimum offering of $30,000,000, in exchange for payment of $.10 per Series B preferred convertible share, or an aggregate of $24,000. There will be no dividend payable on the Series B preferred convertible shares. Upon liquidation of the company, the holders of the Series B convertible preferred shares will be entitled to a liquidation payment of $10 per the number of common shares into which each Series B convertible preferred share is convertible under the formula described below. However, the priority liquidation payment of the holders of the Series B preferred convertible shares is junior to the distribution rights of the holders of the Series A preferred shares. (Series A preferred shares are issued, one for one, with each purchase of common shares, "Units," and are not separately tradable from the common shares to which they relate.) In the event that the liquidation of the company's assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares on an as-converted basis.

Each holder of outstanding Series B preferred convertible shares shall have the right to convert any of such shares into Units of the company upon and for 180 days following the occurrence of either of the following conversion events:

(1) the company transfers substantially all of its assets, stock or business, whether through exchange, merger, consolidation, lease, share exchange or otherwise, or

(2) the termination or expiration without renewal of the Advisory Agreement with Apple Suites Advisors, Inc.

Upon the occurrence of either conversion event, each of the Series B preferred convertible shares may be converted into a number of Units, based upon the gross proceeds raised in the offering, through the date of conversion, according to the following formula:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Units through Conversion of One Series B Preferred Convertible Share (the initial "Conversion Ratio")
$150 million	3.5
$200 million	5.3

No additional consideration is due upon the conversion of the Series B preferred convertible shares. Upon the probable occurrence of a conversion event, the company will record expense for the difference between the fair value of the company's common stock and issue price of the Series B preferred convertible shares. If the conversion were probable at December 31, 2001, based on a price of $10 per common share, the common shares issued under an event of merger would have been 480,000, resulting in an expense of $4,776,000. If the conversion were probable at December 31, 2001, based on a liquidation price of $10 per common share, the common shares issued under an event of liquidation would have been zero.

Compensation expense related to issuance of 202,500 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.

The issuance of the Series B convertible preferred shares to other individuals not employed by the company will be accounted for under Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation." Expense related to the issuance of the Series B shares will be determined based on fair value of the Series B shares at grant date in excess of amounts paid by these individuals. Since the number of common shares to which the Series B shares can be converted is not known at grant date, and ultimate convertibility to common shares is only allowed through a defined triggering event, the fair value of the Series B shares will be remeasured and not recorded as expense until the likely occurrence of an event triggering the conversion of the Series B convertible preferred shares to common stock.

Results of Operations

Since operations commenced effective September 7, 2001, with the purchase of 10 hotels, a *comparison to prior results is not possible or meaningful.*

The results of the company's operations for the year ended December 31, 2001 include the results of operations of the period in which we owned the ten hotels acquired on September 7, 2001.

Revenues The principal source of revenue is suite revenue. For the period September 7, 2001 through December 31, 2001, the company had suite revenue of $10,022,272.

The company's interest income represented income earned from the investments of its cash and cash reserves, which are invested in money market type instruments, interest earned from the Crestline Capital Corporation $47 million promissory note at a rate of 12%, interest earned on its furniture, fixtures and equipment and debt service escrows.

In 2001, interest income earned on cash and cash reserves was $451,050. For the period September 7, 2001 through December 31, 2001, interest earned on the $47 million promissory note was $1,529,753, and interest earned on the escrow accounts was $24,203.

Other revenue consisted of revenue generated from hotel services such as telephone, television, laundry and vending machine. Other revenue was $414,493 for the period September 7, 2001 through December 31, 2001.

Expenses Interest expense for the period September 7, 2001 through December 31, 2001 was $1,371,540. Interest expense represented interest on the 8.08%, $53 million promissory note assumed in conjunction with the 10 hotels acquired.

Depreciation expense of $1,084,933 represented depreciation of the 10 hotels for the period September 7 through December 31, 2001.

Taxes, insurance, and other expenses totaled $552,734, or 6% of suite revenue, for the period September 7 through December 31, 2001.

General and administrative expense totaled 5% of suite revenues for the period September 7 through December 31, 2001. These expenses represented the administrative expenses of the company. This percentage is expected to decrease as our asset base grows.

Hotel operating expenses including room, hotel administrative, sales and marketing, utilities, and repairs and maintenance expenses totaled 45% of suite revenue for the period September 7 through December 31, 2001. Pursuant to the management agreement (the "Agreement"), the manager charges a base management fee of 2% of gross revenues and an incentive management fee calculated on the basis of operating profit of the hotels. Base management fees and incentive management fees totaled $208,736 and $265,305, respectively, for the period September 7 through December 31, 2001.

The Agreement provides for payment of monthly Residence Inn system fees equal to 4% of suite revenues. The system fee includes the following services: system financial planning, product planning and development, human resources management, and protection of marks. System fees totaled $400,888 for the period September 7 through December 31, 2001.

The Agreement provides for payment from each hotel of the pro rata share of the actual costs and expenses incurred in providing certain services ("Chain Services") on a central or regional basis to all the hotels operated by the manager or Marriott affiliate. Chain Services include central training and development, computerized payroll and accounting services, and other such services performed on a centralized or regional basis. Chain Services totaled $233,643 for the period September 7 through December 31, 2001.

Since the manager is the franchiser of the Residence Inn® by Marriott® system, the Agreement provides for payments of all costs associated with the operational costs of reservation systems and certain system-wide advertising, promotional and public relations materials and programs. Each hotel pays 2.5% of suite revenues to this marketing fund. Marketing fund fees totaled $250,556 for the period September 7 through December 31, 2001, and are reflected in hotel operating expenses under sales and marketing costs.

Liquidity and Capital Resources

Equity The company commenced operations effective May 1, 2001 with the first investor closing. Effective September 7, 2001, the company acquired 10 hotels, with a purchase price of $119 million, using a combination of proceeds from the company's on-going "best efforts" offering and the assumption of a $53 million mortgage note. During 2001, the company sold 13,907,733 shares of its common stock to its investors (included in the 13,907,733 common shares sold are 117,158 common shares sold through dividend reinvestment). The total gross proceeds from the shares sold since the start of its "best efforts" offering in 2001, were $137,498,266, which netted $122,889,057 after the payment of selling commissions and other offering costs.

Notes payable In conjunction with the 10 hotels acquired in September 2001, the company assumed a $53 million mortgage note. The note bears a fixed interest rate of 8.08% per annum and is secured by the 10 hotels. The maturity date is January 2010, with a balloon payment of $35.4 million. The loan is payable in monthly installments, including principal and interest. At December 31, 2001, the outstanding balance was $52.9 million.

Cash and cash equivalents Cash and cash equivalents totaled $15,468,841 at December 31, 2001. The company plans to use this cash for future acquisition costs, to pay dividends, to pay down debt service and to fund general corporate expenses.

Deposit for potential acquisition The company has entered into an agreement for the potential acquisition of 15 extended-stay hotels that operate as part of the Residence Inn® by Marriott® franchise. The acquisitions are considered potential, and not probable, due to the number of conditions to closing and other contingencies. Either party to the agreement may terminate if closing does not occur on or before April 27, 2002, although the closing may occur as early as the end of the first quarter 2002. As required by the agreement, the company made an escrow deposit equal to $35,000,000. This amount, plus any accrued interest, would be applied as a credit toward the purchase price if the transaction were to occur. Should the agreement be terminated on account of certain breaches by the company, $3,000,000 of the deposit would become the property of the seller and the $32,000,000 balance of the deposit would be returned to the company.

Capital requirements Capital resources are expected to grow with the future sale of the company's shares. In general, the company expects capital resources to be adequate to meet its cash requirements in 2002. The dividends were in excess of cash flow during 2001 and the company will be monitoring the dividends on a quarterly basis during 2002. It is anticipated that revenues generated from hotels and equity funds will be used to meet normal hotel operating expenses, to make principal payments on the note assumed with the 2001 acquisitions, and to pay distributions. The company's ability to pay regular quarterly distributions is dependent upon the results of operations of the company's hotels.

The company has an ongoing capital commitment to fund its capital improvements. The company is required, under the management agreement with the manager, to make available to the lessee, for the repair, replacement, and refurbishing of furniture, fixtures and equipment, an amount of 5% of gross revenues, provided that such amount be used for capital expenditures made by the company with respect to the hotels. The company expects that this amount will be adequate to fund the required repair, replacement, and refurbishments and to maintain its hotels in a competitive condition. At December 31, 2001, $2,254,674 was held in escrow for the furniture, fixture and equipment reserve.

Inflation Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operator's ability to raise room rates.

Seasonality The hotel industry historically has been seasonal in nature, reflecting higher occupancy rates primarily during the first three quarters of the year. Seasonal variations in occupancy at the company's hotels may cause quarterly fluctuations in the company's revenues, particularly during the fourth quarter. To the extent the cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the company may utilize cash on hand or funds from equity raised through its "best efforts" offering to make distributions.

Recent Accounting Pronouncements On January 1, 2001, FASB Statements No. 133 and 138, "Accounting for Derivative Instruments and Hedging Activities" became effective. The company currently does not have any financial instruments subject to these statements.

In June 2001, the FASB issued Statement for Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The company will adopt these new accounting standards beginning the first quarter of fiscal 2002. The company believes the adoption of these standards will not have a material impact on its financial statements.

In August 2001, the FASB issued Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supercedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 retains the requirements of Statement 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from Statement 121. This Statement is effective for fiscal years beginning after December 15, 2001. We are currently assessing the impact of this statement on the company; however, we do not anticipate this statement to have a material impact on the consolidated financial position or results of operations of the company.

Market Risk Disclosures The company's market risk is exposure to changes in mortgage interest rates related to the assumption of the mortgage note and interest rates on short-term investments. The interest rate of the assumed debt was 8.08%. If market interest rates for fixed-rate debt were 100 basis points higher at December 31, 2001, the fair value of the fixed-rate debt would have decreased from $52.9 million to $50.2 million. If market interest rates for fixed-rate debt were 100 basis points lower at December 31, 2001, the fair value of the fixed-rate debt would have increased from $52.9 million to $55.7 million. The company invests proceeds from its "best efforts" offering in short-term money market investments pending acquisitions. The company intends to invest this money in real estate assets as suitable opportunities arise.

Independent Auditors' Report

The Board of Directors and Shareholders

Apple Hospitality Two, Inc.

We have audited the accompanying consolidated balance sheets of Apple Hospitality Two, Inc. (the "company") as of December 31, 2001 and January 17, 2001 (initial capitalization), and the related consolidated statements of operations, shareholders' equity, and cash flows for the period January 17, 2001 (initial capitalization) through December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple Hospitality Two, Inc. at December 31, 2001 and January 17, 2001 (initial capitalization), and the consolidated results of its operations and its cash flows for the period January 17, 2001 (initial capitalization) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Richmond, Virginia
February 15, 2002

Consolidated Balance Sheets

	December 31, 2001	(Initial Capitalization) January 17, 2001
Assets		
Investment in hotels, net of accumulated depreciation of $1,084,933	$ 121,078,235	$ —
Cash and cash equivalents	15,468,841	100
Deposit for acquisition	35,000,000	—
Due from third party manager, net	860,229	—
Furniture, fixtures and equipment reserve	2,254,674	—
Other assets	3,719,308	—
Total Assets	$ 178,381,287	$ 100
Liabilities and Shareholders' Equity		
Liabilities		
Notes payable — secured	$ 52,874,346	$ —
Accounts payable and accrued expenses	934,198	—
Capital lease obligations	276,135	
Deferred incentive management fees	204,698	
Interest payable	367,888	—
Accounts payable — affiliate	261,330	—
Distributions payable	3,001,721	—
Total Liabilities	57,920,316	—
Shareholders' Equity		
Preferred stock, no par value, authorized 15,000,000 shares; none issued or outstanding	—	—
Series B preferred convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24,000	—
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 13,907,733 shares	122,889,057	100
Distributions greater than net income	(2,452,086)	—
Total Shareholders' Equity	$ 120,460,971	$ 100
Total Liabilities and Shareholders' Equity	$ 178,381,287	$ 100

See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations

	For the period January 17, 2001 (initial capitalization) through December 31, 2001 (a)
Revenues:	
Suite revenue	$ 10,022,272
Other revenue	414,493
Total revenues	10,436,765
Expenses:	
Operating expenses	2,262,543
Hotel administrative expenses	1,068,709
Sales and marketing	482,086
Utilities	422,565
Repair and maintenance	280,361
Franchise fees	400,888
Management fees	474,041
Chain services	233,643
Taxes, insurance and other	552,734
General and administrative	491,009
Depreciation of real estate owned	1,084,933
Total expenses	7,753,512
Operating income	2,683,253
Interest income	2,005,006
Interest expense	(1,371,540)
Net income	$ 3,316,719
Basic and diluted earnings per common share	$ 0.52

(a) The company was initially capitalized on January 17, 2001; however, operations did not commence until September 7, 2001.

Consolidated Statement of Shareholders' Equity

	Common Stock		Series B Preferred Convertible Stock			
	Number of Shares	Amount	Number of Shares	Amount	Distributions Greater than Net Income	Total Shareholders' Equity
Balance at January 17, 2001; initial capitalization	10	$ 100	—	—	—	$ 100
Net proceeds from the sale of common shares	13,790,565	121,834,539	—	—	—	121,834,539
Common shares issued through reinvestment of distributions	117,158	1,054,418	—	—	—	1,054,418
Issuance of Series B preferred convertible shares	—	—	240,000	$24,000	—	24,000
Net income	—	—	—	—	$ 3,316,719	3,316,719
Cash distributions declared to shareholders ($.75 per share)	—	—	—	—	(5,768,805)	(5,768,805)
Balance at December 31, 2001	13,907,733	$ 122,889,057	240,000	$ 24,000	$ (2,452,086)	$120, 460,971

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

	For the period January 17, 2001 (initial capitalization) through December 31, 2001 (a)
Cash flow from operating activities:	
Net income	$ 3,316,719
Depreciation of real estate owned	1,084,933
Changes in operating assets and liabilities:	
Due from third party manager	(289,229)
Other assets	101,730
Deferred incentive management fees	204,698
Accounts payable — affiliate	261,330
Interest payable	367,888
Accrued expenses	(353,709)
Net cash provided by operating activities	4,694,360
Cash flow from investing activities:	
Decrease (increase) in cash restricted for cap improvement	(862,179)
Cash paid for acquisition of Residence Inn III, LLC	(71,599,214)
Capital improvements	(572,636)
Deposit for pending acquisitions	(35,000,000)
Cash paid for pre-acquisition costs	(884,096)
Net cash used in investing activities	(108,918,125)
Cash flow from financing activities:	
Repayment of mortgage note	(382,062)
Net proceeds from issuance of common stock	122,888,957
Repayment of capital lease liability	(71,305)
Cash distributions paid to shareholders	(2,767,084)
Payment from officer-shareholder for Series B preferred convertible stock	24,000
Net cash provided by financing activities	119,692,506
Increase in cash and cash equivalents	15,468,741
Cash and cash equivalents, beginning of period	100
Cash and cash equivalents, end of period	$ 15,468,841
Supplemental information:	
Interest paid	$ 1,003,652
Non-cash transactions:	
Assumption of mortgage notes payable	$ 53,256,408
Other liabilities assumed	$ 768,848
Repair escrow reserve assumed at acquisition	$ 387,762

(a) The company was initially capitalized on January 17, 2001; however, operations did not commence until September 7, 2001.

See accompanying notes to consolidated financial statements.

Note 1
General Information and Summary of Significant Accounting Policies

Organization Apple Hospitality Two, Inc. and its subsidiaries are Virginia corporations capitalized on January 17, 2001, with the first investor closing commencing on May 1, 2001. The accompanying consolidated financial statements include the accounts of the company along with its subsidiaries. All significant inter-company transactions and balances have been eliminated.

Effective September 7, 2001, using the purchase method of accounting, the company acquired a limited partnership that, through a subsidiary, Residence Inn III, LLC, owns 10 extended-stay hotels, comprising 1,150 suites, located in seven states. Each hotel operates as part of the Residence Inn® by Marriott® franchise. The sellers were Crestline Capital Corporation and certain subsidiaries. The purchase price for the acquisition was $119 million. No goodwill was recorded in connection with this transaction.

The company, a self-administered real estate investment trust ("REIT"), operates in one defined business segment consisting of upscale, extended stay hotel properties. The company leased to Apple Hospitality Management, Inc. (the "lessee"), a 100% owned taxable REIT subsidiary, all hotel properties acquired.

The REIT Modernization Act, effective January 1, 2001, permits REIT's to establish taxable businesses to conduct certain previously disallowed business activities. The Act also reduces the REIT distribution requirement from 95% to 90% of its taxable income.

Residence Inn by Marriott, Inc. (the "manager"), a wholly owned subsidiary of Marriott International, Inc. ("Marriott"), manages the company's hotels under the terms of a management agreement between the manager and the lessee.

Cash and Cash Equivalents Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value. Cash equivalents are placed with high credit quality institutions and the balances may, at times, exceed federal depository insurance limits.

Deposit for Potential Acquisition The company entered into an agreement for the potential acquisition of 15 extended-stay hotels that operate as part of the Residence Inn® by Marriott® franchise. The acquisitions are considered potential, and not probable, due to the number of conditions to closing and other contingencies. Either party to the agreement may terminate if closing does not occur on or before April 27, 2002, although the closing may occur as early as the end of the first quarter 2002. As required by the agreement, the company made an escrow deposit equal to $35,000,000. This amount, plus any accrued interest, would be applied as a credit toward the purchase price if the transaction were to occur. Should the agreement be terminated on account of certain breaches by the company, $3,000,000 of the deposit would become the property of the seller and the $32,000,000 balance of the deposit would be returned to the company.

Investment in Hotels The hotels are stated at cost, net of depreciation, and including real estate brokerage commissions paid to Apple Suites Realty Group, Inc., a related party (see Note 7). Repair and maintenance costs are expensed as incurred while significant improvements, renovations and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings and major improvements, and three to seven years for furniture and equipment.

The company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the useful life must be at least one year, and the cost must be at least $300, including all normal and necessary costs to place the asset in service; (2) for group purchases of 10 or more identical assets, the useful life must be at least one year, and the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal and necessary costs to place the asset in service; and (3) for major repairs to buildings, furniture, fixtures and equipment, the repair must be at least $2,000, and the useful life of the asset must be substantially extended. Capitalized expenditures for the period September 7, 2001 through December 31, 2001 were $783,168.

Most repair costs are considered routine repair and replacement costs and are expensed as hotel operating expenses as they are incurred. For the period September 7, 2001 through December 31, 2001, the company incurred $280,361 in repair and replacement expense.

The company records impairment losses on hotel properties if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties are less than their carrying amount. Impairment losses are measured as the difference between the asset's fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations, replacements and planned major maintenance projects are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which are 39 years for buildings, and 3 to 7 years for furniture, fixtures and equipment.

Revenue Recognition Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel's services.

Stock Incentive Plans The company elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options. As discussed in Note 5, the alternative fair value accounting provided for under Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Earnings Per Common Share Basic earnings per common share are computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Series B preferred convertible shares are not included in earnings per common share calculations until such time it becomes probable that such shares can be converted to common shares (see Note 4).

Federal Income Taxes The company is operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a real estate investment trust which complies with the provisions of the Code and distributes at least 90% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

For federal income tax purposes, distributions paid to shareholders consist of ordinary income and return of capital or a combination thereof. Distributions declared per share were $.75 for the period ended December 31, 2001. In 2001, of the total distribution, 55% was taxable as ordinary income, and 45% was a non-taxable return of capital.

The taxable REIT subsidiary is subject to federal and state income taxes. The company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The taxable REIT subsidiary incurred a loss during 2001 and, as such, has no income tax liability at December 31, 2001. The company has not recognized any deferred tax assets or operating loss carryforwards as realization of such amounts is not probable. Net operating losses at December 31, 2001 are not material.

Sales and Marketing Costs Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management agreements, and general and administrative expenses that are directly attributable to advertising and promotion.

Use of Estimates The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Seasonality The hotel industry is seasonal in nature. Seasonal variations in revenues at the hotels under lease may cause quarterly fluctuations in the company's revenues, particularly in the fourth quarter.

Recent Accounting Pronouncements The company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

On January 1, 2001, FASB Statements No. 133 and 138, "Accounting for Derivative Instruments and Hedging Activities" became effective. The company currently does not have any financial instruments subject to these statements.

In June 2001, the FASB issued Statement for Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The company will adopt these new accounting standards beginning the first quarter of fiscal 2002. The company believes the adoption of these standards will not have a material impact on its financial statements.

In August 2001, the FASB issued Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supercedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. SFAS No. 144 retains the requirements of Statement 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from Statement 121. This Statement is effective for fiscal years beginning after December 15, 2001. The company is currently assessing the impact of this statement; however, we do not anticipate this statement to have a material impact on the consolidated financial position or results of operations of the company.

Note 2
Investment in Hotels

Using proceeds from the company's ongoing "best efforts" offering, and assuming a $53 million promissory note (see Note 3), the company acquired 10 hotels, comprising 1,150 suites, for an aggregate purchase price of $121.4 million, including brokerage commissions.

At December 31, 2001, the company owned 10 hotels. Investment in hotels consisted of the following:

Description	Initial Acquisition Cost	Gross Carrying Value*	Accumulated Depreciation	Encumbrances	Date Acquired
Montgomery, AL	$ 5,989,633	$ 6,093,331	$ 64,990	$ 2,643,717	September 2001
Bakersfield, CA	9,436,951	9,548,325	86,833	4,229,948	September 2001
Concord, CA	21,741,476	21,829,575	171,484	6,873,664	September 2001
San Ramon, CA	18,989,430	19,084,639	156,057	5,816,183	September 2001
Meriden, CT	9,092,070	8,737,890	94,043	4,758,690	September 2001
Atlanta, GA	12,117,063	12,256,063	111,086	4,758,692	September 2001
Boston, MA	17,437,874	17,661,555	134,735	7,402,407	September 2001
Cincinnati, OH	7,045,270	7,196,142	69,714	5,287,434	September 2001
Las Colinas, TX	9,667,592	9,778,017	95,639	5,816,177	September 2001
Houston, TX	9,862,641	9,977,631	100,352	5,287,434	September 2001
Total	$121,380,000	$122,163,168	$ 1,084,933	$52,874,346	

*Includes real estate commissions (see Note 7), closing costs and improvements capitalized since the date of acquisition.

Investment in hotels at December 31, 2001, consisted of the following:

The following is a reconciliation of the carrying amount of real estate owned:

Land	$ 21,685,178
Building and improvements	95,600,836
Furniture fixtures and equipment	4,877,154
	122,163,168
Less: accumulated depreciation	(1,084,933)
Investment in hotels, net	$121,078,235

These acquisitions have been accounted for under the purchase method of accounting. The results of operations have been included in the accompanying financial statements since September 7, 2001, the effective date of the acquisition.

In conjunction with the acquisition of the Meriden, Connecticut property, the company assumed a prepaid ground lease that is being amortized over the life of the lease and is included in other assets in the consolidated balance sheet. The lease automatically renews, upon expiration of the initial term, for 5-year periods, not to exceed 10 consecutive renewals. At December 31, 2001, the carrying value of the ground lease, net of accumulated amortization of $15,000, was $510,250.

Note 3
Notes Payable & Leases

In conjunction with the 10 hotels acquired, the company assumed a $53 million mortgage note. The note bears a fixed interest rate of 8.08% per annum and is secured by the 10 hotels. The maturity date is January 2010, with a balloon payment of $35.4 million. The loan is payable in monthly installments, including principal and interest. At December 31, 2001, the balance of the mortgage note was $52,874,346.

The aggregate maturities of the mortgage note for the five years subsequent to December 31, 2001 are as follows:

2002	$ 1,728,867
2003	1,744,452
2004	1,881,012
2005	2,052,866
2006	2,227,502
Thereafter	43,239,647
	$ 52,874,346

The carrying value of the notes at December 31, 2001 approximates fair value. Fair value is estimated based on current rates offered to the company for debt of the same terms.

In conjunction with the acquisition, the company obtained capital lease obligations of $360,230, net of accumulated amortization of $71,305. These capital lease obligations pertain to phone systems, computer systems and vans at various properties, and are classified as furniture, fixtures and equipment in Note 2. Amortization of assets under capital leases is included in depreciation expense. The future minimum lease payments under the company's lease obligations at December 31, 2001 are as follows:

Lease obligations:	
2002	$ 175,542
2003	102,044
2004	21,720
Total minimum lease payments	299,306
Less: imputed interest	(23,171)
	$ 276,135

Note 4
Shareholders' Equity

The company is raising equity capital through a "best-efforts" offering of shares by David Lerner Associates, Inc. (the "Managing Dealer"), which will receive selling commissions of 7.5% and a marketing expense allowance of 2.5% based on proceeds of the shares sold. The company received gross proceeds of $137,498,266 from the sale of 3,157,895 shares at $9.50 per share and 10,749,838 shares at $10 per share, including shares sold through the reinvestment of distributions during 2001. The net proceeds of the offering, after deducting selling commissions and other offering costs, were $122,889,057.

With each purchase of one common share, the company will issue one Series A preferred share, a "Unit." The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the company's assets. The priority would be equal to $10.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate. The company authorized 200,000,000 shares, with the number of shares issued and outstanding at January 17, 2001 and December 31, 2001 of 10 and 13,907,733, respectively.

The company issued 240,000 Series B preferred convertible shares, consisting of 202,500 shares to Mr. Knight, and a combined 37,500 Series B preferred convertible shares to two other individuals. The Series B preferred convertible shares were issued by the company before the initial closing of the minimum offering of $30,000,000, in exchange for payment of $.10 per Series B preferred convertible share, or an aggregate of $24,000. There will be no dividend payable on the Series B preferred convertible shares. Upon liquidation of the company, the holders of the Series B convertible preferred shares will be entitled to a liquidation payment of $10 per the number of common shares into which each Series B convertible preferred share is convertible under the formula describe below. However, the priority liquidation payment of the holders of the Series B preferred convertible shares is junior to the distribution rights of the holders of the Series A preferred shares. In the event that the liquidation of the company's assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred share, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares on an as-converted basis.

Each holder of outstanding Series B preferred convertible shares shall have the right to convert any of such shares into Units of the company upon and for 180 days following the occurrence of either of the following conversion events:

(1) the company transfers substantially all of its assets, stock or business, whether through exchange, merger, consolidation, lease, share exchange or otherwise, or

(2) the termination or expiration without renewal of the Advisory Agreement with Apple Suites Advisors, Inc.

Upon the occurrence of either conversion event, each of the Series B preferred convertible shares may be converted into a number of Units, based upon the gross proceeds raised in the offering, through the date of conversion, according to the following formula:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Units through Conversion of One Series B Preferred Convertible Share (the initial "Conversion Ratio")
$100 million	2.0
$150 million	3.5
$200 million	5.3

No additional consideration is due upon the conversion of the Series B preferred convertible shares. Upon the probable occurrence of a conversion event, the company will record expense for the difference between the fair value of the company's common stock and issue price of the Series B preferred convertible shares. If the conversion were probable at December 31, 2001, based on a price of $10 per common share, the common shares issued under an event of merger would have been 480,000, resulting in an expense of $4,776,000.

If the conversion were probable at December 31, 2001, based on a liquidation price of $10 per common share, the common shares issued under an event of liquidation would have been zero.

Compensation expense related to issuance of 202,500 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.

The issuance of the Series B convertible preferred shares to other individuals not employed by the company will be accounted for under FASB Statement No. 123, "Accounting for Stock-Based Compensation." Expense related to the issuance of the Series B shares will be determined based on fair value of the Series B shares at grant date in excess of amounts paid by these individuals. Since the number of common shares to which the Series B shares can be converted is not known at grant date, and ultimate convertibility to common shares is only allowed through a defined triggering event, the fair value of the Series B shares will be remeasured and not recorded as expense until the likely occurrence of an event triggering the conversion of the Series B convertible preferred shares into common stock.

Note 5
Stock Incentive Plans

On April 30, 2001, the Board of Directors approved a Non-Employee Directors Stock Option Plan (the "Directors Plan") whereby Directors, who are not employees of the company or affiliates (see Note 6), automatically receive options to purchase stock for five years from the adoption of the plan. Under the Directors Plan, the number of shares to be issued is equal to 45,000 plus 1.8% of the number of Units sold in excess of 3,157,895 Units. This plan currently relates to the initial public offering of 20,157,895 Units; therefore, the maximum number of shares to be issued under the Directors Plan is currently 351,000. The options expire 10 years from the date of grant. As of December 31, 2001, 238,497 Units have been reserved for issuance.

On April 30, 2001, the Board of Directors approved an Incentive Stock Option Plan (the "Incentive Plan") whereby incentive awards may be granted to certain employees of the company or affiliates. Under the Incentive Plan, the number of Units to be issued is equal to 35,000 plus 4.625% of the number of shares sold in excess of 3,157,895. This plan also currently relates to the initial public offering of 20,157,895 Units; therefore, the maximum number of Units that can be issued under the Incentive Plan is currently 821,250. As of December 31, 2001, 532,180 Units have been reserved for issuance.

Both plans generally provide, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. Under the Incentive Plan, at the earliest, options become exercisable at the date of grant. The optionee has up to 10 years from the date on which the options first become exercisable to exercise the options. In 2001, the company granted 26,592 options to purchase shares under the Directors Plan and granted no options under the Incentive Plan. Activity in the company's share option plan during 2001 is summarized in the following table:

	2001 Weighed-Average Options	Exercise Price
Granted	22,000	$ 9.50
Granted	4,592	$ 10.00
Exercised	—	—
Forfeited	—	—
Outstanding, end of year	26,592	$ 9.59
Exercisable at end of year	26,592	$ 9.59
Weighted-average fair value of options granted during the year		$ .51

Pro forma information regarding net income and earnings per share is required by FASB 123, under the fair value method described in that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. For the options granted on May 1, 2001, the company assumed options with risk-free interest rates of 5.35%, a dividend yield of 10.53%, a volatility factor of the expected market price of the company's common stock of .253, and a weighted-average expected life of the options of 10 years. For the options granted on June 1, 2001, the company assumed options with risk-free interest rates of 5.35%, a dividend yield of 10%, a volatility factor of the expected market price of the company's common stock of .253, and a weighted-average expected life of the options of 10 years. Fair value of these options was $.53 for May 1, 2001 and $.43 for June 1, 2001 options granted.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

For purposes of FASB 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. As the options are exercisable within six months of the date of grant, the full impact of the pro forma adjustment to net income is disclosed below.

	2001
Net income available to common shareholders	
Pro forma	$ 3,304,825
As reported	$ 3,316,719
Earnings per common share—diluted	
Pro forma	$ .52
As reported	$ .52

Note 6
Management Agreement

The lessee has entered into a management agreement (the "Agreement") with Residence Inn® by Marriott®, Inc. (the "manager"), a wholly-owned subsidiary of Marriott International Inc. ("Marriott"). The initial term expires on December 2011 and has renewal terms of up to five ten-year terms. Pursuant to the Agreement, the manager charges a base management fee of 2% of gross revenues and an incentive management fee calculated on the basis of operating profit of the hotels. Base management fees and incentive management fees totaled $208,736 and $265,305, respectively, for the period September 7 through December 31, 2001. At December 31, 2001, the balance in deferred incentive management fees was $204,698.

The company has an ongoing capital commitment to fund its capital improvements. The company is required, under the Agreement, to make available to the lessee, for the repair, replacement and refurbishing of furniture, fixtures and equipment, an amount of 5% of gross revenues, provided that such amount be used for capital expenditures made by the company with respect to the hotels. The company expects that this amount will be adequate to fund the required repair, replacement and refurbishments, and to maintain its hotels in a competitive condition. At December 31, 2001, $2,254,674 was held in escrow for the furniture, fixture and equipment reserve.

The Agreement provides for payment of monthly Residence Inn system fees equal to 4% of suite revenues. The system fee includes the following services: system financial planning, product planning and development, human resources management, and protection of marks. System fees totaled $400,888 for the period September 7 through December 31, 2001.

The Agreement provides for payment from each hotel the pro rata share of the actual costs and expenses incurred in providing certain services ("Chain Services") on a central or regional basis to all the hotels operated by the manager or Marriott affiliate. Chain Services include central training and development, computerized payroll and accounting services, and other such services performed on a centralized or regional basis. Chain Services totaled $233,643 for the period September 7 through December 31, 2001.

Because the manager is the franchiser of the Residence Inn® by Marriott® system, the Agreement provides for payments of all costs associated with the operational costs of reservation systems and certain system-wide advertising, promotional and public relations materials and programs. Each hotel pays 2.5% of suite revenues to this marketing fund. Marketing fund fees totaled $250,556 for the period September 7 through December 31, 2001, and are reflected in hotel operating expenses under sales and marketing costs.

Note 7
Related Party Transactions

The company has contracted with Apple Suites Realty Group, Inc. ("ASRG") to provide brokerage services for the acquisition and disposition of real estate assets. In accordance with the contract, ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. During 2001, ASRG earned $2,380,000 under this agreement.

The company has contracted with Apple Suites Advisors, Inc. ("ASA") to advise and provide the company with day-to-day management services and due-diligence services on acquisitions. In accordance with the contract, the company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the company, in addition to certain reimbursable expenses. During 2001, ASA earned $157,350 under this agreement.

ASA holds a three-year contract for the monthly maintenance and support of accounting software. During 2001, the company reimbursed ASA an upfront fee of $70,000 for the implementation of this software and is reimbursing ASA for a portion of the monthly fee for the maintenance and support.

ASRG and ASA are 100% owned by Mr. Knight. ASRG and ASA may purchase up to 2.5% of the total number of shares of the company sold in the "best efforts" offering.

Mr. Knight also serves as the president and chairman of the Board of Directors of Cornerstone Realty Income Trust, Inc., an apartment REIT, and Apple Suites, Inc., a hospitality REIT. During 2001, Cornerstone Realty Income Trust, Inc. provided the company with acquisition, offering-related and other services, and was paid approximately $191,837 in return. During 2001, Apple Suites, Inc. provided services and rental space to Apple Hospitality Two, Inc. and was paid approximately $190,010.

Note 8
Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2001
Numerator:	
Net income and numerator for basic and diluted earnings	$ 3,316,719
Denominator:	
Denominator for basic earnings per share—weighted-average shares	6,334,168
Effect of dilutive securities:	
Stock options	1,100
Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversions	6,335,268
Basic and diluted earnings per common share	$ .52

Note 9
Quarterly Financial Data (Unaudited)

The following is a summary of quarterly results of operations for the period ended December 31, 2001:

2001*	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 635,526	$ 3,445,057	$ 6,356,182
Net income	$ 582,228	$ 1,407,278	$ 1,327,213
Basic and diluted earnings per common share	$ .20	$ .17	$ .11
Distributions per share	$. 25	$ .25	$ .25

* The company's first investor closing commenced on May 1, 2001 and operations commenced effective September 7, 2001.

Note 10
Pro Forma Information (Unaudited)

The following unaudited pro forma information for the period ended December 31, 2001 is presented as if the acquisition of the ten hotels occurred on January 1, 2001. The pro forma information does not purport to represent what the company's results of operations would actually have been if such transaction, in fact, had occurred as of the beginning of the year, nor does it purport to represent the results of operations for future periods.

Revenues	$ 38,179,020
Net income	$ 7,052,721
Net income per share—basic and diluted	$ .75

The pro forma information reflects adjustments for actual lease revenue and for expenses of the ten hotels acquired in 2001. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the company's basis in the hotels; (2) advisory expenses have been adjusted based on the company's contractual arrangements; (3) interest expense has been adjusted to reflect the acquisition as of January 1, 2001; and (4) common stock raised during 2001 to purchase these hotels has been adjusted to reflect issuance as of January 1, 2001.

Note 11
Subsequent Events

During January and February, 2002, the Managing Dealer sold an additional 2,087,384 shares at $10 per share, representing net proceeds of $18,786,456.

Corporate Headquarters
10 South Third Street
Richmond, Virginia 23219
804-344-8121
804-344-8129 FAX

Independent Auditors
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219
(804) 344-6000

Corporate Counsel
McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219
(804) 775-1000

Corporate Services
For additional information about the company, please contact Jenny Ruckart in our Corporate Services Department at (804) 344-8121.

Additional Share Option
Apple Hospitality Two, Inc. provides shareholders with the opportunity to purchase additional shares of stock through the reinvestment of distributions. Information regarding this option can be obtained from your investment advisor.

10-K Report
Shareholders can obtain a copy of our annual report on Form 10-K, as reported to the Securities and Exchange Commission, by contacting Corporate Services at (804) 344-8121.

Number of Shareholders
5,528 at December 31, 2001

10 South Third Street • Richmond, Virginia 23219 • 804-344-8121 • 804-344-8129 FAX